

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

Roger Byrd
General Counsel
EASTMAN KODAK CO
343 State Street
Rochester, NY 14650

> **Re: EASTMAN KODAK CO**
> **Form 10-K filed March 16, 2021**
> **Correspondence filed February 22, 2022**
> **File No. 001-00087**

Dear Mr. Byrd:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences